REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND OWNERS OF
HENAN SMART FOOD CO., LTD

We have audited the accompanying balance sheets of Henan Smart Food Co., Ltd (the “Company”) as of December 31, 2008, 2007 and 2006, and the related statements of income, changes in owners’ equity, and cash flows for each of the years in the periods ended December 31, 2008, 2007 and 2006. Henan Smart Food Co., Ltd’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor are we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henan Smart Food Co., Ltd as of December 31, 2008, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the period ended December 31, 2008, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY VOCATION HK CPA LIMITED

UHY VOCATION HK CPA LIMITED

Hong Kong, the People’s Republic of China
March 28, 2009.

HENAN SMART FOOD COMPANY LIMITED
BALANCE SHEETS

	2008	2007	2006
	December 31	December 31	December 31
	USD	USD	USD
Assets
Current assets
Cash	$17,765,790	$5,796,288	$5,707,403
Restricted cash	1,758,886	2,193,403	4,664,215
Accounts receivable	-	-	5,588
Inventories	17,044,352	17,789,126	11,398,837
Prepayments	1,900,419	1,664,662	856,300
Other receivables	71,411	96,749	78,204
Amount due from related parties	5,252,335	3,493,301	5,639,048

Total current assets	43,793,193	31,033,529	28,349,595

Non-current assets
Property, plant and equipment, net	14,220,268	13,770,075	12,021,137
Land use right, net	1,792,840	-	-

Total non-current assets	16,013,108	13,770,075	12,021,137

Total assets	$59,806,301	$44,803,604	$40,370,732

Liabilities and owners' equity

Current liabilities
Accounts payable	$6,949,166	$7,515,547	$5,912,076
Notes payable	2,931,477	3,290,105	5,657,283
Tax payable	3,612,765	1,911,192	555,807
Receipts in advance	1,095,154	734,080	751,223
Accrued liabilities and other payables	6,359,958	6,201,115	6,218,125
Amount due to related party	-	-	1,958,496
Dividend payable	22,631,157	11,806,800	9,413,713
Short term loans	13,001,099	10,240,452	7,944,542

Total current liabilities	56,580,776	41,699,291	38,411,265

Non-current liabilities
Long term loans	604,617	565,487	-

Total non-current liabilities	604,617	565,487	-

Total liabilities	57,185,393	42,264,778	38,411,265

Owners' equity
Registered capital	425,300	425,300	425,300
Retained earnings	1,138,790	1,039,690	883,269
Reserve	192,747	192,747	192,747
Statutory surplus reserve fund	213,172	213,172	213,172
Accumulated other comprehensive income	650,899	667,917	244,979

Total owners' equity	2,620,908	2,538,826	1,959,467

Total liabilities and owners' equity	$59,806,301	$44,803,604	$40,370,732

See accompanying notes to the financial statements.

HENAN SMART FOOD COMPANY LIMITED
STATEMENTS OF INCOME

	For the years ended December 31,
	2008	2007	2006
	USD	USD	USD

Revenue	$175,387,248	$136,059,329	$108,679,259

Cost of revenue	(129,284,646)	(104,933,228)	(86,423,801)

Gross profit	46,102,602	31,126,101	22,255,458

General and administrative expenses	(2,367,463)	(1,788,117)	(1,362,804)
Selling and marketing expenses	(15,765,076)	(12,867,872)	(11,429,642)

Operating income	27,970,063	16,470,112	9,463,012

Other income and (expense)
Interest income	141,350	117,160	92,609
Interest expenses	(834,958)	(559,780)	(419,655)
Other income	3,102,240	1,150,154	1,991,370

Income before income taxes	30,378,695	17,177,646	11,127,336

Income tax expense	(7,648,438)	(5,214,425)	(1,673,915)

Net income	$22,730,257	$11,963,221	$9,453,421

See accompanying notes to the financial statements.

HENAN SMART FOOD COMPANY LIMITED
STATEMENTS OF OWNERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

				Statutory	Accumulated
				surplus	Other	Total
	Registered	Retained		Reserve	Comprehensive	Owners'
	Capital	Earnings	Reserve	Fund	Income	Equity
	USD	USD	USD	USD	USD	USD

Balance, January 1, 2006	$425,300	$843,561	$192,747	$213,172	$1,515	$1,676,295

Net income		9,453,421				9,453,421
Foreign currency translation					243,464	243,464

Dividend		(9,413,713)				(9,413,713)

Balance, December 31, 2006	425,300	883,269	192,747	213,172	244,979	1,959,467

Net income		11,963,221				11,963,221
Foreign currency translation					422,938	422,938

Dividend		(11,806,800)				(11,806,800)

Balance, December 31, 2007	425,300	1,039,690	192,747	213,172	667,917	2,538,826

Net income		22,730,257				22,730,257
Foreign currency translation					(17,018)	(17,018)

Dividend		(22,631,157)				(22,631,157)

Balance, December 31, 2008	$425,300	$1,138,790	$192,747	$213,172	$650,899	$2,620,908

See accompanying notes to the financial statements.

HENAN SMART FOOD COMPANY LIMITED
STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2008	2007	2006
	USD	USD	USD

Cash flows from operating activities:

Net income	$22,730,257	$11,963,221	$9,453,421

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,632,760	1,246,430	1,017,002

Amortization of land use right	17,815	-	-

Loss on disposal of fixed asset	173,499	183,465	-

Changes in:

Accounts receivable	-	5,588	212,612
Inventories	744,774	(6,390,289)	(2,597,206)
Prepayments	(81,583)	(552,259)	564,789
Other receivables	25,338	(18,545)	(35,134)
Accounts payable	(566,381)	1,603,471	(822,843)
Notes payable	(358,628)	(2,367,178)	2,435,554
Tax payable	1,701,573	1,355,385	(1,130,410)
Receipts in advance	361,074	(17,143)	(809,195)
Amount due from related parties	(952,878)	1,722,892	(1,996,978)
Accrued liabilities and other payables	158,843	(17,010)	3,721,227

Net cash provided by operating activities	25,586,463	8,718,028	10,012,839

Cash flows from investing activities:
Capital expenditures on addition of property, plant and equipment	(1,364,729)	(2,416,345)	(4,312,235)

Capital expenditures on addition of land use right	(1,810,949)	-	-
Sales proceeds of property, plant and equipment	30,813	17,098	5,734
Prepaid purchases of plant and equipment	(154,174)	(256,103)	(152,022)
Change in restricted cash	434,517	2,470,812	(2,805,525)

Net cash used in investing activities	(2,864,522)	(184,538)	(7,264,048)

See accompanying notes to the financial statements.

HENAN SMART FOOD COMPANY LIMITED
STATEMENTS OF CASH FLOWS (…../Cont'd)

	For the years ended December 31,
	2008	2007	2006
	USD	USD	USD

Cash flows from financing activities:
Amount due from related parties	(806,156)	422,855	(88,291)
Amount due to related party	-	(1,958,496)	66,580
Dividend paid	(11,806,800)	(9,413,713)	(7,434,760)
Repayment of short term loans	(10,949,066)	(8,499,438)	(8,457,093)
Short term loans raised	13,001,099	10,240,452	11,660,537
Long term loans raised	39,130	565,487	-

Net cash provided by financing activities	(10,521,793)	(8,642,853)	(4,253,027)

Net increase/(decrease) in cash	12,200,148	(109,363)	(1,504,236)

Effect on change of exchange rates	(230,646)	198,248	131,374

Cash as of January 1	5,796,288	5,707,403	7,080,265

Cash as of December 31	$17,765,790	$5,796,288	$5,707,403

Supplemental disclosures of cash flow information:

Cash paid during the year:
Interest paid	$834,958	$559,780	$419,655
Income tax paid	$6,105,739	$3,950,316	$2,838,862

See accompanying notes to the financial statements.

HENAN SMART FOOD COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

Henan Smart Food Company Limited (the "Company") is a China-based company that processes and sells instant noodles. The Company conducts business directly with its customers in the People's Republic of China (PRC).

The Company was incorporated on October 17, 1995 with total registered capital Renminbi 3,440,677 and with total invested capital Renminbi 5,000,000. The difference of Renminbi 1,559,323 is reserve. Beijing Instant Noodle Food Factory (Jiaozuo) Limited (北京方便食品廠焦作分廠) and Jin Weiping (金偉萍) held 70% and 30% interest of the Company, respectively.

On July 1, 2008, Beijing Instant Noodle Food Factory (Jiaozuo) Limited transferred its ownership to Jiaozuo Huafeng Food Co., Ltd (焦作市滑封食品有限公司). Wang Youli is the legal person of those companies. Other ownership remains unchanged.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The Company's financial statements have been prepared accordance with generally accepted accounting principles in the United States of America (the "U.S. GAAP").

(b)	Use of estimates

The preparation of the financial statements in accordance with U.S GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables, realizable values for inventories. Actual results could differ from those estimates.

(c)	Foreign currency translation

Assets and liabilities of foreign operations are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the year. For 2008, 2007 and 2006, the year-end rates of Renminbi to one US dollar are 6.8225, 7.2946 and 7.8041 respectively; average rates are 6.9351, 7.5973 and 7.9579 respectively. The related translation adjustments are reflected in Accumulated other comprehensive income/(loss) in the owners' equity section of the balance sheet. As of December 31, 2008, 2007 and 2006, the accumulated foreign currency translation gain was $650,899, $667,917 and $244,979 respectively. Foreign currency gains and losses resulting from transactions are included in earnings.

(d)	Cash

Cash represents cash in bank and cash on hand.

The Company considers all highly liquid investments with original maturities of three months or less to be cash. The Company maintains bank accounts in the PRC.

(e)	Accounts receivable

Accounts receivable are recorded at the invoiced amount net of trade discounts. The Company has historically been able to collect all of its receivable balances, and accordingly, no allowance has been provided for doubtful accounts.

Outstanding account balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure to its customers.

Starting from 2007, the Company does not grant credit to its customers.

(f)	Inventories

Inventories are stated at the lower of cost or market and consist primarily of wheat, flour, palm oil and seasonings. Cost is determined using the standard cost method. Work in process and finished goods are comprised of direct materials, direct labor and an appropriate proportion of overheads.

(g)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to general and administrative expenses as incurred. Depreciation of property, plant and equipment is computed by the straight-line method over the assets estimated useful lives ranging from five to twenty years. Building improvements, if any, are amortized on a straight-line basis over the estimated useful life.

Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

The estimated useful lives of the assets are as follows:

Years
Buildings	20
Machinery and equipment	5 - 10
Vehicles	5
Furniture fixtures and office equipment	5

Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

(h)	Land use right

Land use right is recorded at cost less accumulated amortization. Under Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", land use right classified as definite lived intangible assets and are amortized over its useful life. According to the laws of the PRC, the government owns all of the land in the PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government. Land use right is amortized using the straight-line method over the lease term of 50 years.

(i)	Impairment of long-lived assets

Long-lived assets, including property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

No impairment was recognized in 2008, 2007 and 2006.

(j)	Revenue recognition

The Company generates revenue primarily from sales of instant noodles.

Revenue is recognized when products have been delivered to the buyer and title and risk of ownership has passed to the buyer, the sales price is fixed and determinable and collectibility is reasonably assured. Discount allowances related to sales are recognized and reflected as reduction of revenues on the financial statement.

In the PRC, value added tax (“VAT”) of 17% on the invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

(k)	Income taxes

The Company accounts for income taxes under FASB Statement No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the year that includes the enactment date.

Management has elected defer the application of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes " ("FIN 48"), in accordance with FASB Staff Position No. 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Companies". The Company will continue to evaluate uncertain tax positions in accordance with FASB Statement No. 5 Accounting for Contingencies. Under that Statement, if it is probable that an uncertain tax position will result in a material liability and the amount of the liability can be estimated, then the estimated liability is accrued. The Company does not expect FIN 48 to have a material impact on our financial statements.

(l)	Comprehensive income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income/(loss) and its components. Comprehensive income/(loss) consists of net income/(loss) and foreign currency translation adjustments.

Comprehensive income consist of the following:

	2008	2007	2006
	USD	USD	USD

Net income	$22,730,257	$11,963,221	$9,453,421
Other comprehensive income
- Foreign currency translation adjustments	(17,018)	422,938	243,464
	$22,713,239	$12,386,159	$9,696,885

(m)	Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the normal course of business that relate to a wide range of matters, including among others, product liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. As management has not become aware of any product liability claims arising from any incident over the last three years, the Company has not recognized a liability for product liability claims.

(n)	Segment information

Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" establishes standards for reporting information on operating segments in interim and annual financial statements. The Company operates in one segment, which is the business of producing and selling of instant noodles. The chief operating decision maker reviews our operating results on an aggregate basis and manage our operations as a single operating segment.

(o)	Advertising expenses

Advertising costs are expensed when incurred. Advertising costs amounted to approximately $2.8 million, $1.6 million and $1.6 million, for the fiscal years 2008, 2007 and 2006, respectively.

The advertising costs represent the use of broadcasts and billboards to stimulate customers' purchase of goods.

(p)	Fair Value Accounting

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, “Fair Value Measurement”. This Statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This Statement does not require any new fair value measurement, rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of this Statement are to be applied prospertively as of the beginning of the fiscal year in which this Statement is initially applied, with any transition adjustment to the opening balance of retained earnings. The provisions of SFAS 157, as issued, are effective for fiscal years beginning after November 15, 2007. The Company expects the adoption of SFAS 157 to have no material impact on the financial statements.

In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 ("FSP 157-2"), Effective Date of FASB Statement No. 157, which amended SFAS 157 to defer the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually, including goodwill and trademarks. In accordance with FSP 157-2, the Company will delay application of SFAS 157 for non-financial assets and non-financial liabilities, until January 1, 2009.

(q)	Recently issued accounting standards

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities - including an amendment of FASB Statement No. 115 (SFAS 159)”. This Statement creates a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain assets and liabilities, on an instrument-by-instrument basis. If the fair value option is elected for an instrument, all subsequent changes in fair value for that instrument shall be reported in earnings. The Statement is effective for fiscal years beginning after November 15, 2007. The Company does not anticipate that the adoption of SFAS No. 159 will have a material impact on its financial condition or results of operations.

In December 2007, SAB 109 was issued which supersedes SAB 105, "Application of Accounting Principles to Loan Commitments" ("SAB 105"), and provides that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment. The Company does not believe that the adoption of this statement will have a material effect on the Company's financial condition and results of operations.

In April 2008, the FASB issued FASB Staff Position No. 142-3 ("FSP 142-3") "Determination of the Useful Life of Intangible Assets". FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, "Goodwill and Other Intangible Assets," to include an entity's historical experience in renewing or extending similar arrangements, adjusted for entity-specific factors, even when there is likely to be "substantial cost or material modifications". FSP 142-3 states that in the absence of historical experience an entity should use assumptions that market participants would make regarding renewals or extensions, adjusted for entity-specific factors. The guidance for determining the useful life of intangible assets included in this FSP will be applied prospectively to intangible assets acquired after the effective date of January 1, 2009. The Company does not expect FSP 142-3 to have a material impact on our financial statements.

(q)	Recently issued accounting standards (.../Cont'd)

In May 2008, the FASB issued Financial Accounting Standard No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (FAS 162). Under FAS 162, the GAAP hierarchy will now reside in the accounting literature established by the FASB. FAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with GAAP. FAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. FAS 162 will not impact our financial statements.

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

3.	CASH

Cash represents cash in bank and cash on hand.

	2008	2007	2006
	USD	USD	USD

Bank balances and cash	$19,524,676	$7,989,691	$10,371,618
Less: Restricted cash	(1,758,886)	(2,193,403)	(4,664,215)
	$17,765,790	$5,796,288	$5,707,403

Renminbi is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

As at December 31, 2008, 2007, and 2006, the Company's cash of approximately $1,758,886, $2,193,403 and $4,664,215 were restricted respectively and deposited in certain banks as guarantee deposits for the benefit of issuance of notes payable granted by the banks.

The restricted cash guaranteed $2,931,477, $3,290,105 and $5,657,283 of notes payable for the years ended 2008, 2007 and 2006, respectively. It can only be released at the expiration date of corresponding notes payable.

4.	ACCOUNTS RECEIVABLE

During 2006, the Company performed ongoing credit evaluations of its customers' financial conditions. The Company generally encourages its customers to purchase its products and settle the outstanding balance within the credit terms. The Company has not accepted credit sales since January 1, 2007.

5.	INVENTORIES

Inventories as of December 31, consist of the following:

	2008	2007	2006
	USD	USD	USD

Raw materials	$14,177,648	$15,503,883	$10,164,796
Work-in-process	1,632,515	1,292,897	873,168
Finished goods	1,234,189	992,346	360,873
	$17,044,352	$17,789,126	$11,398,837

6.	PREPAYMENTS

Prepayments as of December 31, consist of the following:

	2008	2007	2006
	USD	USD	USD

Deposit on equipment	$601,893	$418,743	$152,022
Prepaid advertising	1,080,137	891,437	391,550
Prepaid rental expenses	25,934	107,934	190,873
Prepaid repairs and maintenance	73,797	2,296	8,760
Prepaid insurance	22,726	24,926	47,084
Advances to suppliers	-	111,898	-
Others	95,932	107,428	66,011
	$1,900,419	$1,664,662	$856,300

Prepayments represent amounts prepaid for advances to suppliers, purchases of equipment and other expenses.

7.	OTHER RECEIVABLES

Other receivables as of December 31, consist of the following:

	2008	2007	2006
	USD	USD	USD

Utilities deposit	$19,392	$18,137	$16,953
Others	52,019	78,612	61,251
	$71,411	$96,749	$78,204

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, consists of:

	2008	2007	2006
	USD	USD	USD

Buildings	$7,816,297	$7,139,586	$5,576,316
Plant machinery and equipment	13,549,569	12,103,546	10,773,183
Vehicles	166,379	246,632	287,308
Office equipment	181,056	164,204	134,166
	21,713,301	19,653,968	16,770,973

Accumulated depreciation	(7,493,033)	(5,883,893)	(4,749,836)
	$14,220,268	$13,770,075	$12,021,137

Depreciation charged to earnings for the years ended 2008, 2007 and 2006 was $1,632,760, $1,246,430 and $1,017,002 respectively.

As of December 31, 2008, the property, plant and equipment of the Company with net carrying amount of $4,268,290 was joint and several secured to related party for a bank loan that amounted to $4,514,474.

The related party, Jiaozuo Huanghe Group Corporation was under common control of Wong Youli, the legal representative of the Company and director of Jiaozuo Huanghe Group Corporation.

9.	LAND USE RIGHT

	2008	2007	2006
	USD	USD	USD

Land use right	$1,792,840	$-	$-

Land use right represents prepaid lease payments to the Local Government for land use right held for a period of 50 years from August 14, 2008 to August 1, 2058 in Jiaozuo, People's Republic of China.

Land use right is amortized using the straight-line method over the lease term of 50 years. The amortization expense for the year 2008 was $17,815.

10.	NOTES PAYABLE

Notes payable as of December 31, consist of:

	2008	2007	2006
	USD	USD	USD
Classified by financial institutions: -

China Construction Bank	$-	$548,350	$1,537,653
China Merchants Bank	-	-	1,556,874
Jiaozuo City Commercial Bank	2,931,477	2,741,755	2,562,756
	$2,931,477	$3,290,105	$5,657,283

Additional information: -
Maximum balance outstanding during the year	$3,517,772	$6,052,422	$6,624,723
Finance charge	$2,884	$3,031	$5,348
Interest paid	$-	$-	$-
Finance charge per contract	0.05%	0.05%	0.05%

All of the above notes payable are secured by either 50% , 60% or 100% corresponding restricted cash and guarantees by related parties. As of December 31, 2008, 2007, and 2006, the Company's cash of approximately $1,758,886, $2,193,403 and $4,664,215 was restricted as such, respectively. All of the notes payable are current and have a maturity of no more than six months. There are no financial covenant requirements and no interest expense on the notes payable.

11.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of December 31, consist of the following:

	2008	2007	2006
	USD	USD	USD

Accrued wages	$1,699,175	$1,853,295	$1,856,531
Accrued staff benefits	765,415	1,068,876	695,799
Deposit received	1,147,953	1,004,053	915,885
Electricity payable	419,760	390,625	437,262
Advertising payable	304,214	107,477	48,518
Other payables	366,419	473,112	493,488
Other tax payables	1,657,022	1,303,677	1,770,642
	$6,359,958	$6,201,115	$6,218,125

Deposit mainly represents the deposit in security for transportation of goods.

Other payables represent transportation fee, purchases of equipment, long term loan interest payable and government levies that should be paid on behalf of workers and staff.

Other tax payables represent payables other than income tax which consist of value added tax and city maintenance and construction tax.

12.	SHORT TERM LOANS

In order to obtain working capital for daily operations, the Company entered into the following short term loan agreements as of December 31,:

	2008	2007	2006
	USD	USD	USD
Classified by financial institutions: -
Industrial and Commercial Bank of China	$-	$-	$166,579
Agricultural Development Bank of China	11,579,333	8,088,175	5,766,200
China Construction Bank	-	1,370,877	1,281,378
Xiltao Credit Cooperative	835,471	781,400	730,385
Gezhuang Credit Cooperative	586,295	-	-
	$13,001,099	$10,240,452	$7,944,542

Additional information: -
Maximum balance outstanding during the year	$13,001,099	$10,418,666	$8,521,162
Interest paid during the year	$820,836	$550,040	$419,655
Range of interest rate (basis point)	55.8 - 119.5pt	58.5 - 106.2pt	55.8 - 109.7pt
Weighted average interest rate	6.39%	6.16%	5.91%

All of the above short terms loans are fixed term loans with a period of 12 months or less. These short terms loans are joint and several guaranteed by related parties including the Jiaozuo Huanghe Group Corporation and Henan Huafeng Paper Co. Ltd. which the company have crossed guaranteed to them. Both related parties are under the common control of Wong Youli, the legal representative of the Company and director of Jiaozuo Huanghe Group Corporation.

13.	LONG TERM LOAN

In order to obtain working capital for daily operations, the Company entered into the following long term loan agreement:

	2008	2007	2006
	USD	USD	USD

Wu Zhi Xian Financial Bureau	$604,617	$565,487	$-

Additional information: -
Maximum balance outstanding during the year	$604,617	$565,487	$-
Interest paid during the year	14,278	10,793	-
Fixed interest rate	2.40%	2.40%	-

The long term loan was a fixed term loan which had been drawn down since February 2007. The principal is to be repaid on October 30, 2010 and October 30, 2011 in equal amounts. This long term loan is unsecured.

14.	OWNERS' EQUITY AND RESERVE

Registered capital

The Company was incorporated on October 17, 1995 with total registered capital $425,300 and with total invested capital $618,047 contributed by two shareholders. The difference $192,747 is reserve.

On July 1, 2008, one of the shareholders, Beijing Instant Noodle Food Factory (Jiaozuo) Limited transferred its ownership to Jiaozuo Huafeng Food Limited.

15.	STATUTORY SURPLUS RESERVES FUND

The Company is required to transfer 10% of its net profits after income tax, as determined in accordance with the PRC accounting rules and regulations. The appropriation is required until the statutory surplus reserve reaches 50% of the registered capital.

16.	OTHER INCOME

Other income for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
	USD	USD	USD
Sales on flour and wheat bran	$2,115,801	$544,118	$1,546,431
Sales on scrap materials	565,851	503,256	262,835
Subsidy income	291,849	36,450	130,034
Waived of previous accruals	88,498	-	-
Others	40,241	66,330	52,070
	$3,102,240	$1,150,154	$1,991,370

17.	INCOME TAXES

All of the Company's income is generated in the PRC. Income tax expense for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
	USD	USD	USD

Current income tax expense	$7,648,438	$5,214,425	$1,673,915

The Company's income tax provision in respect of operations in PRC is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.

Under general conditions, the central government levies income tax at the rate of 30%. The local government levies income tax at the rate of 3%. The Company is a foreign invested enterprise which can take advantage of the income tax incentives.

In 2006, the Company was entitled to a 50% reduction in state income tax and free for local income tax. In 2007, the Company was free for local income tax.

In 2008, the general income tax reduced from 33% to 25%. The Company was not entitled to any tax incentives.

A reconciliation of the expected income tax expense to the actual income tax expense for the years ended December, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
	USD	USD	USD

Income before tax	$30,378,695	$17,177,646	$11,127,336

Expected PRC income tax expense at statutory tax rate of (2008: 25%, 2007: 30%, 2006: 15%)	$7,594,673	$5,153,293	$1,669,100
Non-deductible expenses	53,765	61,132	4,815
Actual income tax expense	$7,648,438	$5,214,425	$1,673,915

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company to substantial PRC taxes in the future.

No deferred taxation has been provided as the effect of all temporary differences is immaterial.

18.	AMOUNTS DUE FROM / TO RELATED PARTIES

Amount due from related parties as of December 31, is as follows:

	2008	2007	2006
	USD	USD	USD

Changchun Smart Food Co., Ltd	$3,008,366	$2,481,118	$4,054,884
Chenzhou Smart Food Co., Ltd.	1,437,813	1,012,183	1,161,309
Henan Huafeng Paper Co. Ltd.	806,156	-	38,441
Jiaozuo Electronic Cable Company	-	-	384,414
	$5,252,335	$3,493,301	$5,639,048

Changchun Smart Food Co., Ltd and Chenzhou Smart Food Co., Ltd. are related parties through common ownership. All balances refer to purchases or sale of inventories at costs, expenses paid on behalf of and cash advanced to related parties. The advances are unsecured, non interest-bearing and have no repayment term.

Henan Huafeng Paper Co. Ltd and Jiaozuo Electronic Cable Company are related parties through common control under Jiaozuo Huanghe Group Corporation. The legal representative, Wang Youli, of the Company is director of Jiaozuo Huanghe Group Corporation. The balances refer to cash advanced to those related parties. These amounts are unsecured, interest free and with no fixed repayment terms. The amount of $806,156 was subsequently paid in January 2009.

Amount due to related party as of December 31, is as follows:

	2008	2007	2006
	USD	USD	USD

Wang Youli	$-	$-	$1,958,496

Wang Youli is the legal representive of the Company. The balance is cash advanced from Wong Youli and is unsecured, non interest-bearing and has no repayment term. The balance was repaid on July 7, 2007.

19.	OPERATING LEASE COMMITMENTS

As of December 31, 2008, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

Years ending	Factory	Warehouse	Total

2009	$123,658	$36,644	$160,302
2010	$123,658	-	123,658
2011	$123,658	-	123,658
2012	$123,658	-	123,658
2013	$123,658	-	123,658
Thereafter	$577,073	-	577,073
	$1,195,363	$36,644	$1,232,007

Rental expense for obligations under operating leases was $344,108 (RMB2,386,420), $505,634 (RMB3,841,456) and $471,230 (RMB3,750,000) for the years ended December 31, 2008, 2007 and 2006, respectively.

20.	CAPITAL COMMITMENTS

In addition to the operating lease commitments detailed in note 19 above, the Company had the following capital commitments at the balance sheet date which will be due within the next financial year.

USD

Purchases of plant and equipment	$1,196,450

21.	FINANCIAL GUARANTEES

USD
Financial guarantees as of December 31, 2008 are as follows:

Guarantees given to the bank to secure the bank loan granted to related parties	$5,342,616
Guarantees given to the bank to secure the bank loan granted to an unrelated third party	2,931,477
$8,274,093

The Company has provided joint and several guarantees to the related parties and an unrelated third party for bank loans, and there was no outstanding contingent payment obligation by the Company in respect to the indebtedness of the related parties and an unrelated third party - Henan Yinlida Color Printing Company Limited, supplier of packaging.

The related companies were under control of Jiaozuo Huanghe Group Corporation. Both the Company and the related companies were under common control of Wang Youli, the legal representative of the Company and director of Jiaozuo Huanghe Group Corporation.